June 14, 2010

Hagen Ganem
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Mr. Ganem:

On May 5, 2010, we filed correspondence with the Commission to respond to your request that we file our U.S. Government contract on EDGAR with our next periodic report or with a current report on Form 8-K.  Our response indicated that we would seek permission from the contracting Federal government agency to file a confidential treatment application for the U.S. Government contract.  You have requested that we file this supplemental letter with the Commission to inform the Commission of the status of our confidential treatment application.  Within approximately one week of the May 5, 2010 correspondence noted above, the Company provided a proposed redacted version of the contract to the Federal government agency and requested expedited approval so as to allow us to forward the redacted version to the SEC (via EDGAR). We have recently reiterated the urgency of our request to the U.S. Government agency and are making this a topic of discussion at an upcoming review meeting with the same agency noted above. Additionally, counsel for the government agency has contacted your office to confirm the process and agreed to work with the Company to facilitate such filing.

As you have discussed with our counsel, the Federal government agency has instructed us not to file the confidential treatment application until we have received approval of the redacted form of the contract from the agency.  The Federal government agency is currently reviewing our proposed redacted version of the contract.  We will file the confidential treatment application with the Office of the Secretary and the redacted contract on EDGAR with a current report on Form 8-K promptly following receipt of approval from the Federal government agency.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

/s/ DAVID P. TUSA
David P. Tusa
President